Exhibit 99.1
Baidu Announces Results of Annual General Meeting
Beijing, December 16, 2008 — Baidu, Inc. (formerly Baidu.com, Inc.) (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced that it held its 2008 annual general meeting of shareholders on December 16, 2008. Each of the matters submitted for shareholder approval at the meeting has been approved. Specifically, the shareholders have passed resolutions approving:
1.	the company’s proposed repurchase of its Class A ordinary shares represented by American depositary shares with an aggregate value of up to US$200 million before the end of 2009;
2.	the amendments of the company’s articles of association to specifically set forth the manner for certain share repurchases that may be authorized by the board without the need to seek shareholder approval;
3.	the change of the company’s name from Baidu.com, Inc. to Baidu, Inc.;
4.	the adoption of an Amended and Restated Memorandum and Articles of Association primarily to reflect changes mentioned in items 2 and 3 above;
5.	the amendment of the company’s 2000 Option Plan to authorize the administrator of the plan to adjust the exercise prices of outstanding options; and
6.	the adoption of a new 2008 Share Incentive Plan.
Relevant documents that have been amended or adopted at the annual general meeting will be filed as exhibits to a Form 6-K to be filed with the Securities and Exchange Commission promptly after this press release.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
Contacts
For investor inquiries please contact:
China
Ms. Linda Sun
Baidu, Inc.
Tel: +86-10-8262-1188
Email: ir@baidu.com
Ms. Cynthia He
Brunswick Group LLC
Tel: +86-10-6566-9504

Email: baidu@brunswickgroup.com
U.S.
Mr. Michael Guerin
Brunswick Group LLC
Tel: +1-646-277-3694
Email: mguerin@brunswickgroup.com